SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN

(Full title of the plan)

The Gorman-Rupp Company	305 Bowman Street	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
************

The Exhibit Index is located at Page 14

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits — December 31, 2007 and 2006

2)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2007

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
December 31, 2007 and 2006, and
Year Ended December 31, 2007

◆	Ernst & Young LLP Suite 1300 925 Euclid Avenue Cleveland, Ohio 44115	◆	Phone: (216) 861-5000 www.ey.com
Report of Independent Registered Public Accounting Firm
The Plan Administrator
The Gorman-Rupp Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ERNST & YOUNG LLP
June 26, 2008

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$40,668,450	$37,995,556

Receivables:
Employer contribution	—	6,422
Participants contribution	—	28,837
Accrued interest	—	—

Total receivables	—	35,259
Net assets available for benefits, at fair value	40,668,450	38,030,815
Adjustment from fair value to contract value for fully benefit-responsive investment contract	20,923	47,421

Net assets available for benefits	$40,689,373	$38,078,236

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Net appreciation in fair value of investments	$768,855
Interest and dividends	1,944,055

2,712,910

Contributions:
Participants	2,611,068
Employer	588,847
Rollovers	239,214

3,439,129

Total additions	6,152,039

Deductions
Benefits paid to participants	3,540,902

Net increase	2,611,137

Net assets available for benefits:
Beginning of year	38,078,236

End of year	$40,689,373

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006, and
Year Ended December 31, 2007
1. Description of the Plan
The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 40% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% (15% for highly compensated employees) of the first 4% of compensation that a participant contributes to the Plan.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant death.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2006, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
In September 2006 the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract discussed above. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The New York Life Insurance Anchor Account I (NYL Anchor) comprises 100% of the Gorman-Rupp Stable Value Fund. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at contract value (i.e., book value), which represent contributions and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than contract value.
The contract value of the investment contract at December 31, 2007 and 2006, was $3,076,917 and $3,461,392, respectively. There are not reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contract at December 31, 2007 and 2006, was $3,055,995 and $3,413,971, respectively. The net average yield was approximately 4.77% and 4.18% in 2007 and 2006. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero and was approximately 5.24% and 4.94% at December 31, 2007 and 2006, respectively.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications to the 2006 financial statements have been made to conform with the 2007 presentation.
3. Investments
During 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net
Appreciation
(Depreciation)
in Fair Value
of Investments
Common stock	$801,565
Shares of registered investment companies	(32,710)

$768,855

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
The Gorman-Rupp Company Common Stock*	$13,755,589	$13,913,779
NYL Insurance Anchor Account I	3,055,995	3,461,392
Oppenheimer Value Fund A	—	2,074,178

*	Non-participant-directed
Unrealized depreciation of investments was $513,634 for the year ending December 31, 2007, and unrealized appreciation of investments was $7,760,000 for the year ending December 31, 2006.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
4. Non-participant-Directed Investments
The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and non-participant-directed. Because the fund contains balances that are non-participant-directed, the entire fund is considered non-participant-directed for disclosure purposes.
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31
	2007	2006

Net assets:
Investments, at fair value:
The Gorman-Rupp Company Common Stock	$13,755,589	$13,913,779
Contributions receivable	—	8,455

	$13,755,589	$13,922,234

Year Ended
December 31,
2007
Changes in net assets:
Contributions:
Participants	$236,295
Employer	588,784

825,079

The Gorman-Rupp Company Common Stock dividends	174,892
Net appreciation in fair value of common stock	801,565
Net transfers to participant directed funds	(1,152,845)
Distributions to participants	(815,335)

$(166,644)

5. Administrative Costs
Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Subsequent Event
For employees hired after January 1, 2008, an enhanced 401(k) plan will be made available instead of the Company’s defined benefit pension plan. Benefits will be based on age and years of service. Current employees hired prior to January 1, 2008 will not be affected by the change.

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990 Plan # 005
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par,			Current
Lessor, or Similar Party	or Maturity Value		Cost**	Value

The Gorman-Rupp Company
Common Stock*	435,228.000	shares	$6,954,248	$13,755,589
NYL Insurance Achor Account 1				3,076,918	***
American Cap World Bond R3	28,990.841	shares		572,859
Fid Advisor Infat Prot Bond A	97,741.809	shares		1,078,092
MainStay High Yield Corp Bond A	65,951.935	shares		407,583
PIMCO Total Return Fund (A)	77,312.827	shares		826,474
Barclay LifePath Retire Fund I	22,294.581	shares		255,496
Barclays LifePath 2010 Fund I	49,972.660	shares		659,139
Barclays LifePath 2020 Fund I	103,495.008	shares		1,757,345
Barclays LifePath 2030 Fund I	51,070.353	shares		826,829
Barclays LifePath 2040 Fund I	11,840.124	shares		240,591
American Wash Mutual Inv Fund R3	35,061.624	shares		1,173,513
Fid Advisor Real Estate Fund A	9,548.848	shares		158,893
Franklin Income Fund A	762,717.403	shares		1,975,438
Lord Abbet Affiliated Fund A	2,754.151	shares		38,503
Franklin Mutual Shares Class A	37,094.542	shares		932,928
T Rowe Price Capital Appreciatin Fund	24,314.229	shares		483,853
Oppenheimer Value Fund A	73,793.020	shares		1,878,032
Columbia Small Cap Val Fund A	9,544.962	shares		414,442
Davis New York Venture Fund (A)	21,728.259	shares		869,348
Fid Advisor Leveraged Co Stk A	25,868.835	shares		991,035
Fid Advisor New Insights A	37,252.691	shares		806,521
Fid Advisor Small Cap Fund A	37,400.719	shares		923,050
Fid Advisor Value Strategies A	11,181.759	shares		289,831
Lord Abbett Mid Cap Value A	19,347.438	shares		359,282
Lord Abbett Small Cap Blend A	22,373.589	shares		363,571
Royce Value Fund (Serv)	39,327.035	shares		418,440
RS Partners Fund	11,202.682	shares		345,155
T Rowe Price New Era Fund	12,098.030	shares		739,916
American EuroPacific Growth R3	22,786.889	shares		1,140,712
Fid Advisor Diversified Intl A	32,376.923	shares		706,788
Fid Advisor Intl Sm Cap Opp A	31,079.600	shares		445,992
Oppenheimer Global Fund (A)	7,607.519	shares		552,002
Templeton Foreign Fund	44,211.619	shares		553,529
Loan Fund*	At interest rates ranging from 4.0% to 8.25% with maturity date through 2016			671,684

				$40,689,373

*	Indicates party in interest to the Plan.

**	Cost is presented for non-participant-directed investments only.

***	Contract value as reported on 5500.

The Gorman-Rupp Company 401(k) Plan
EIN #34-0253990 Plan #005
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2007

					Current
					Value of
					Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

Category (iii) – Series of transactions in excess of 5% of plan assets

NYLIM	Gorman-Rupp Stock Fund		$1,907,873	$1,004,423	$1,907,873	$903,450
	NYL Insurance Anchor Account I	$2,343,563	—	2,343,563	—	—
	NYL Insurance Anchor Account I		2,868,922	2,868,922	2,868,922	—
There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2007

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 27, 2008	By:	/s/ JEFFREY S. GORMAN Jeffrey S. Gorman,
Committee Member

Date: June 27, 2008	By:	/s/ ROBERT E. KIRKENDALL Robert E. Kirkendall,
Committee Member

Date: June 27, 2008	By:	/s/ JUDITH L. SOVINE Judith L. Sovine,
Committee Member

Date: June 27, 2008	By:	/s/ DAVID P. EMMENS David P. Emmens,
Committee Member

Date: June 27, 2008	By:	/s/ LEE A. WILKINS Lee A. Wilkins,
Committee Member

EXHIBIT INDEX

		Pagination by
Exhibit		Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	15